Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The InterGroup Corporation (the “Company”) has one class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended: its common stock, par value $0.01 per share (the “Common Stock”). The Common Stock is listed on The Nasdaq Capital Market under the symbol “INTG.”

Common Stock

The Company is authorized to issue 4,000,000 shares of Common Stock, par value $0.01 per share, and 100,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). As of June 30,2026, no shares of Preferred Stock were issued or outstanding

Holders of Company’s Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, subject to the provisions of the Company’s Restated Certificate of Incorporation, as amended, Amended and Restated Bylaws and applicable Delaware law. The Company’s Board of Directors is divided into three classes, with directors generally serving staggered three-year terms. Holders of Common Stock do not have cumulative voting rights.

Holders of Common Stock are entitled to receive dividends when, as and if declared by the Company’s Board of Directors out of funds legally available for that purpose, subject to any preferential dividend rights of any Preferred Stock that may be outstanding. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the assets of the Company remaining after payment of its liabilities and satisfaction of any rights having priority over the Common Stock, including any preferential rights of holders of outstanding Preferred Stock.

Holders of Common Stock have no preemptive rights to subscribe for or purchase additional securities of the Company. The Common Stock is not subject to redemption or sinking fund provisions and is not convertible into any other securities of the Company.

Preferred Stock

The Company’s Restated Certificate of Incorporation, as amended, authorizes the Board of Directors, without further stockholder approval, to establish one or more series of Preferred Stock and to determine the designations, voting powers, preferences, relative, participating, optional and other special rights, and qualifications, limitations and restrictions of each series. The rights of holders of Common Stock may therefore be subject to, and adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future.

Certain Provisions of the Restated Certificate of Incorporation

The Company’s Restated Certificate of Incorporation, as amended, contains provisions that could have the effect of delaying, deferring or preventing certain changes in control of the Company. Among other things, certain mergers, consolidations and acquisition transactions generally require the affirmative approval of 75% of the Board of Directors and the affirmative vote or written consent of holders of 51% of the issued and outstanding shares entitled to vote. If such a transaction is rejected by the Board of Directors, the Restated Certificate of Incorporation, as amended, generally requires approval by holders of 75% of the issued and outstanding shares entitled to vote, subject to specified exceptions.

The foregoing description is a summary and is qualified in its entirety by reference to the Company’s Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws, each of which is incorporated by reference as an exhibit to the Company’s Annual Report on Form 10-K, and by the applicable provisions of the Delaware General Corporation Law.